VOLKSWAGEN AG

82-2188

SUPPL

INTERIM REPORT JANUARY – JUNE 2005


WOB PV 705

More than 190,000 customers have already opted for Volkswagen's Direct Shift Gearbox (DSG). Its success is easy to explain: for the first time in the automotive industry, the DSG combines all the advantages of a manual gearbox with those of an automatic – a unique achievement to date – and therefore makes driving fun – a lot of fun! It changes gear faster than even experienced drivers with a manual gearbox can. And every shift point is so crisp that it's addictive. The tiptronic mode gives you the option of manual transmission – which is also extremely fast.

The combination of a fully adjustable and extraordinarily tough double clutch with highly integrated and efficient mechatronics enables the DSG to be optimally adapted to an extremely broad range of vehicles and married with a wide variety of engines. The DSG's clearly superior efficiency compared with conventional automatic gearboxes offers substantial fuel consumption benefits – for all drivers: in some cases, consumption is even considerably lower than comparable manual vehicles.

In combination with our petrol and diesel engines, the DSG underlines the sporty and dynamic features of our vehicles, allowing all our customers to experience their outstanding performance for themselves.

The six-speed automatic gearbox was first presented in 2003 for the particularly dynamic Golf R32 and the top-of-the-range Audi TT. The Group currently offers the gearbox in the Golf, Golf GTI, Golf Plus, Touran and Passat, Audi A3, Škoda Octavia as well as the SEAT Altea and SEAT Toledo models. The DSG achieves installation rates of 30 percent or more in some of these vehicles – in the mid-class range! To put this into perspective: the industry average for automatic vehicles is between five and ten percent.

During the initial phase, the DSG's success story was largely European-based, but is increasingly going transcontinental now that the new gearbox has been unveiled in North America and Japan, where automatics are traditionally popular. The positive response from customers and the trade press in the USA and Japan confirms the versatility of DSG technology. In view of the fascination that this drive technology arouses, it's not surprising that DSG – like TDI, FSI, or quattro – has rapidly become a synonym for technological excellence.



The DSG

»THE DSG COMBINES ALL THE ADVANTAGES OF A MANUAL GEARBOX WITH THOSE OF AN AUTOMATIC.«



DSG® – SPORTY AND ECONOMICAL DIRECT SHIFT GEARBOX REVOLUTIONIZES GEAR CHANGING

>> The Volkswagen Group is the only manufacturer in the world to offer an automatic Direct Shift Gearbox (DSG) for series models
>> More than 190,000 customers have already opted for DSG since it was launched around two years ago




Der Golf mit Direktschaltgetriebe.


The TV advert may only last 30 seconds, but it keeps you glued to the screen. Two boys are sitting on the steps outside their front door, making a noise. The typical noise all boys press through their lips to pretend they're stepping on the gas. Most would normally pause for breath now and again. To change gear. But one of these two doesn't – and slowly runs out of breath as his face gets redder by the second. All because of a Golf with DSG. Which changes gear without interruptions. Everyone now knows DSG – and the advert too. The boy is doing fine, incidentally.

KEY FIGURES

VOLKSWAGEN GROUP

Volume Data[1]	Q2 2005	Q2 2004	%	Q1–2 2005	Q1–2 2004	%
Deliveries to customers ('000 units)	1,375	1,310	+5.0	2,559	2,516	+1.7
of which: in Germany	282	247	+14.1	504	460	+9.6
abroad	1,093	1,063	+2.9	2,054	2,056	−0.1
excluding China	1,225	1,171	+4.6	2,293	2,206	+4.0
Vehicle sales ('000 units)	1,377	1,372	+0.4	2,543	2,646	−3.9
of which: in Germany	289	242	+19.2	506	465	+8.8
abroad	1,089	1,130	−3.6	2,037	2,181	−6.6
excluding China	1,267	1,195	+6.1	2,337	2,313	+1.0
Production ('000 units)	1,410	1,354	+4.1	2,634	2,670	−1.3
of which: in Germany	514	466	+10.4	970	942	+3.1
abroad	895	888	+0.8	1,664	1,728	−3.7
excluding China	1,301	1,173	+10.9	2,418	2,330	+3.8
Employees ('000 on June 30, 2005/Dec. 31, 2004)				343.5	342.5	+0.3
of which: in Germany				176.7	177.4	−0.4
abroad				166.8	165.2	+1.0

Financial Data (IFRS), € million	Q2 2005	Q2 2004	%	Q1–2 2005	Q1–2 2004	%
Sales revenue	24,896	23,509[2]	+5.9	46,016	45,158[2]	+1.9
Operating profit before special items	911	650	+40.1	1,375	979	+40.5
Special items	–	128	–	–	128	–
Operating profit	911	522	+74.5	1,375	851	+61.6
as a percentage of sales revenue	3.7	2.2[2]		3.0	1.9[2]	
Profit before tax	551	595	−7.5	672	639	+5.2
as a percentage of sales revenue	2.2	2.5[2]		1.5	1.4[2]	
Profit after tax	333	357	−6.8	403	383	+5.2
Cash flows from operating activities	2,742	3,040	−9.8	4,446	5,141	−13.5
Cash flows from investing activities	2,612	3,520	−25.8	5,155	6,630	−22.3
Automotive Division[3]						
Cash flows from operating activities	2,626	2,391	+9.9	3,334	3,765	−11.4
Cash flows from investing activities	1,397	1,753	−20.3	2,676	3,495	−23.5
of which: investments in property, plant and equipment	893	1,198	−25.4	1,879	2,439	−23.0
as a percentage of sales revenue	4.0	5.6[2]		4.5	6.0[2]	
capitalized development costs[4]	382	450	−15.2	757	926	−18.3
as a percentage of sales revenue	1.7	2.1[2]		1.8	2.3[2]	
Net cash flow	1,229	638	+93.0	658	270	+144.2
Net liquidity (on June 30)				−1,125	−2,184	+48.5

[1] Volume data including the vehicle production investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. These companies are not fully consolidated. All figures shown are rounded, so minor discrepancies may arise from addition of these amounts. 2004 deliveries updated on the basis of statistical extrapolations.

[2] Restated.

[3] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.

[4] See table on page 25.

- Increase in Volkswagen Group operating profit for the period January to June 2005 of 61.6% year-on-year to €1.4 billion (previous year: €851 million)
- Automotive Division operating profit of €871 million in the first six months of 2005 more than doubled year-on-year (previous year: €341 million); Financial Services Division operating profit of €504 million remains at high prior year level (€510 million)
- Automotive Division cash flows from operating activities of €3.3 billion (previous year: €3.8 billion) in first six months still negatively affected by the introduction of new models; 9.9% rise year-on-year in second quarter of 2005
- At 4.5%, ratio of investments in property, plant and equipment (capex) to sales revenue in the Automotive Division significantly lower in the first six months of 2005 than in 2004 (6.0%), lifting net cash flow to €658 million (previous year: €270 million)
- Further improvement in net liquidity in the Automotive Division to €–1.1 billion
- New Group products successful:
  - New Group models help further expand market share in Western Europe year-on-year; Audi brand with a record level of global deliveries
  - Golf in pole position for Western European registration statistics; Touran again the most popular van in Germany in its second year; Multivan/Transporter also continues to lead its segment
  - Fox, new Polo and new Passat saloon start with good sales figures in Europe; Bentley Continental Flying Spur launched successfully in the market
  - Jetta is successfully introduced in the USA and is presented in Europe
  - Advance sales of the new Passat Variant begin; first deliveries to customers starting in mid-August 2005
  - World premiere for the SEAT Leon at the Barcelona International Motor Show
  - The world's most powerful diesel car presented: the new Audi A8 4.2 TDI quattro*

*Information on fuel consumption and CO_2 emissions on page 29.

KEY EVENTS

BARCELONA INTERNATIONAL MOTOR SHOW

In May 2005, SEAT presented the successor model of the Leon to the international public at the Barcelona International Motor Show. Following the Altea and the Toledo, the Leon is SEAT's third new development since 2002. The Leon impresses thanks to an energetic face that gives it an unmistakable sporty character. Its high degree of functionality is reflected in the new model's noticeably greater length and width, which makes the five-door model even more spacious, and in its sophisticated cockpit. A sporty chassis and the wide range of engines offered also make the Leon a compelling vehicle.

100 MILLIONTH VOLKSWAGEN

The 100 millionth vehicle bearing a VW badge rolled off the assembly line at our main plant in Wolfsburg on May 24, 2005. Dr. Bernd Pischetsrieder presented the jubilee vehicle, a Touran, to Eva Luise Köhler, wife of the German Federal President, in her capacity as patron of the self-help organization "Allianz Chronischer Seltener Erkrankungen" (ACHSE – German National Alliance for Chronic Rare Diseases).

The now legendary Beetle formed the basis for Volkswagen's success. As a result of the continuous expansion of our range, our customers can now choose between 41 Volkswagen models, from the entry-level Fox to heavy trucks and buses. Volkswagen models are produced at 20 locations worldwide. These include our Brazilian plant Anchieta in Sao Bernardo do Campo, which also saw its 15 millionth vehicle – a Fox for the European market – come off the production line in May.

NEW STRUCTURE FOR VOLKSWAGEN GROUP'S FLEET BUSINESS

By establishing the Volkswagen Group Fleet Solutions business unit as part of the restructuring of our Marketing and Sales department, we took a major step in the period under review towards developing the Volkswagen Group into a mobility service provider. Volkswagen Group Fleet Solutions offers our fleet customers unrivaled mobility solutions from a single source by bundling the sale of all Group vehicles from entry-level to luxury class cars, including all the financial services that are important to our fleet customers. This means transparency as well as time and cost savings for our customers. In future, Volkswagen Group Fleet Solutions will be the central contact for national and international fleet business with the vehicles of the Group's brands.

GROUP VEHICLES CELEBRATE MOTOR SPORT SUCCESSES

Our models again recorded successes in motor sport in the second quarter of 2005. For example, Volkswagen's works team drove two Race-Touaregs to second and fourth places in the Tunisia Rally in April as part of the FIA Marathon Rally World Cup. One month later, the drivers achieved a triple victory in the Morocco Rally. In June, the works team won the Rallye d'Orient in a five-cylinder TDI Race-Touareg, thus clinching the FIA Marathon Rally World Cup after only four of six races. Audi triumphed at the legendary Le Mans 24 Hours in June: the R8 won for the fifth time and impressively demonstrated the superiority of Audi technology even in oppressive

heat. In addition, Audi currently heads the brand class in the Deutsche Tourenwagen Masters (DTM – German Touring Car Championship). Škoda also proved that its models can compete at motor sport level with a victory by the Fabia WRC at the fifth race in the Deutsche Rallye-Meisterschaft (DRM – German Rally Championship) in the Saarland. After two years in the European Touring Car Championship (ETCC), our sporty SEAT brand also successfully competed in the newly established FIA World Touring Car Championship (WTCC) this year with the SEAT Toledo Cupra.

RATINGS

In the first half of 2005, Moody's Investors Service updated its ratings for Volkswagen AG and Volkswagen Financial Services AG, confirming the two companies' ratings at A3 for long-term and P-2 for short-term debt. Moody's previously upgraded its outlook from "negative" to "stable" as a result of the interest held by the state of Lower Saxony, which is now reflected in its rating process.

CHANGES IN THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD

Dr. Wolfgang Bernhard assumed the chairmanship of the Volkswagen brand group on May 1, 2005. Prof. Dr. Folker Weißgerber, who was responsible for production, retired on June 30, 2005. On July 8, 2005, Dr. Peter Hartz offered the Supervisory Board his resignation from the Board of Management on the grounds that, as the member of the Board of Management responsible for Human Resources, he would accept political responsibility for irregularities in his area of responsibility. On July 13, 2005, the Presidium of the Supervisory Board recommended that the Supervisory Board accept Dr. Hartz's offer of resignation.

On July 12, 2005, Mr. Bernd Osterloh was elected by Volkswagen AG's Supervisory Board to the Presidium of the Supervisory Board and thus succeeded Dr. Klaus Volkert, who stepped down from his office in this body on July 8, 2005.

FORMOTION

As part of the ForMotion program launched in 2004, we have set ourselves the goal for 2005 of generating a €3.1 billion earnings contribution. In view of the continued difficult external conditions, we must take measures that improve cost structures for processes and products and that have a sustained positive effect on our consolidated profit. The measures implemented under the ForMotion program contributed €1.7 billion to H1 2005 earnings. Overall, the cost savings were therefore in line with our expectations. We have already taken decisions covering all the goals for 2005 set under our ForMotion program. We are currently driving forward the further implementation of our projects and measures to ensure that all positive effects are fully reflected in this year's income statement.

These include the Partnerschaftliche Prozesskostenoptimierung program, a collaborative approach to optimizing process costs, in which we will examine the cost-cutting potential of key vehicle parts and components both internally and together with suppliers, and thus reduce unit costs.

Another focus with regard to product costs is the further development of our modular construction approach so that we can achieve the greatest possible synergies in the form of economies of scale across all vehicle classes. At the same time, we will continue to differentiate between individual vehicles. In addition to reductions in direct costs, this will enable us to substantially lower one-time expenses in the product creation process, i.e. in development costs, investments and start-up costs.

The measures initiated via these ForMotion projects will have a sustained effect and therefore make a key contribution to continuously improving the Volkswagen Group's results, including beyond 2005.

FORMOTION MEASURES RECOGNIZED IN INCOME FROM JANUARY TO JUNE 2005
PERCENTAGE ACCOUNTED FOR BY INDIVIDUAL FOCUS AREAS


Overheads/Process optimization
33.0
One-time expenditure
22.3
Product costs
21.2
Performance enhancement sales
8.7
Commercial Vehicles
6.2
Foreign sales subsidiaries
4.4
Financial Services
4.2
0
10
20
30
40
50
60
70
80
90
100

After recording a continuous positive trend in the first three months of the year, European equity markets experienced stronger price fluctuations in the second quarter. Following a slump in April, for example, share prices recovered sharply by the end of the period under review and in some cases reached their highest levels for several years. This was due in particular to the growing strength of the US dollar. However, investors were sceptical about the increasing oil and steel prices and the rising interest rates in the USA.

On June 30, 2005 the DAX stood at 4,586 points, up 7.8% against December 31, 2004. The DJ Euro STOXX Automobile also continued its positive development, closing the period at 204 points. This corresponds to a growth rate of 8.8% compared with the end of 2004.

Volkswagen AG shares performed positively in the first six months of 2005, even exceeding the market's healthy development. The key factors here were the increase in unit sales figures for our new models, the more favorable euro/US dollar exchange rate, and the announcement of further earnings contribution measures within the Group.

In the first half of the year, Volkswagen AG ordinary shares recorded their high of €38.38 on February 14, 2005, and their low of €31.88 on April 28, 2005. They closed the period at €37.82 – up by a substantial 13.4% on December 31, 2004. Volkswagen preferred shares increased even more strongly in the first six months of 2005 and closed at €29.32 on June 30, 2005, which corresponds to growth of a remarkable 20.1% compared with the end of 2004. They recorded their high of €29.40 on June 29, 2005, and their low of €24.00 on April 28, 2005.

Information and explanations on earnings per share can be found in the notes to the consolidated interim financial statements.

Additional Volkswagen share data, plus corporate news, reports and presentations, are available on our website at www.volkswagen-ir.de

SHARE PRICE DEVELOPMENT FROM JUNE 2004 TO JUNE 2005
INDEX BASED ON MONTH-END PRICES: JUNE 30, 2004 = 100


Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX Automobile
130
120
110
100
90
80
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
March
April
May
June

BUSINESS DEVELOPMENT

ECONOMIC TREND

Growth in the global economy slowed slightly in the first half of 2005. This was due in particular to the sharp increase in oil and commodity prices as well as a more restrictive economic policy in major industrialized and emerging countries.

The USA's strong growth continued. Its economy was boosted by the continued lively demand for investments and consumer goods. Since the beginning of the year, the US dollar has recovered substantially against the euro and the yen despite America's increasing current account deficit. In Mexico, however, a less favorable trend in exports and rising interest rates led to an economic slowdown.

While both domestic demand and exports ensured that the pace of growth in Argentina remained high, economic expansion in Brazil slowed more strongly than expected in the period under review. Reasons for this included the country's restrictive interest rate policy and the appreciation of the real against the US dollar. South Africa's strong growth continued as a result of lively domestic demand and the favorable conditions for commodity exports.

Economic development in China remained extremely dynamic despite the government's measures to dampen the economy, while Japan continued on the road to recovery. After the sharp increase in Japan's gross domestic product in Q1, however, growth slowed in the subsequent months.

Western Europe recorded only moderate growth in the first half of the year. The euro zone in particular saw an economic downturn in the spring, due to the earlier strong appreciation of the currency and weak domestic demand. The pace of growth in Central and Eastern Europe fell but remained above the Western European average.

In Germany, the economic recovery at the beginning of the year weakened in the second quarter. Although exports continued to provide momentum, growth in domestic demand was muted. In addition, high unemployment, increasing energy prices and low income growth impacted private consumption in particular.

EXCHANGE RATE DEVELOPMENT, JUNE 2004 TO JUNE 2005
INDEX BASED ON MONTH-END PRICES: JUNE 30, 2004 = 100


USD to EUR
JPY to EUR
GBP to EUR
115
110
105
100
95
June
July
Aug
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
March
April
May
June

DEVELOPMENT OF AUTOMOTIVE MARKETS

New passenger car registrations worldwide rose year-on-year in the period from January to June 2005, with the South American and Asia-Pacific markets in particular recording above-average growth. In contrast, demand for passenger cars fell slightly in Western Europe.

The automotive market in the USA remained dominated by strong sales promotion activities, which were further intensified at the end of the period. This led to unusually high sales growth in June – particularly in light trucks. Overall, new registrations in the first six months were therefore slightly higher than in the prior-year period. While Canada's passenger car market exceeded the previous year's level, the volume of new passenger car registrations declined in Mexico.

Brazil's passenger car market continued its positive development in the first half of 2005, and more new truck registrations were also recorded in the period under review than in the first six months of 2004. New registration figures in the Argentinian passenger car market continued to grow sharply, but could not reach the level achieved before the major economic crisis. In South Africa, the positive overall economic environment led to a substantial increase in new passenger car registrations.

In China, the number of newly registered passenger cars rose significantly in the second quarter, following a decline in the passenger car market in Q1. On a cumulative basis, new registrations from January to June 2005 were therefore up again year-on-year. Japan recorded growth in its passenger car market in the first six months due to the sharp increase in new registrations since April. In India, rising incomes and a broader range of financing opportunities continued to ensure dynamic growth in passenger car demand.

Overall, demand in Western European passenger car markets remained slightly down year-on-year in the first six months. This was due in particular to declines in the high-volume passenger car markets in the United Kingdom and Italy. The number of new passenger car registrations fell in Central and Eastern Europe, primarily as a result of the heavy slump in demand in Poland. Although demand for passenger cars in Germany was weak at the beginning of 2005, the automotive industry began to recover noticeably in the second quarter despite high fuel prices. This was mainly due to the market success of new models and replacement demand slowly taking effect.

VEHICLE DELIVERIES WORLDWIDE

Excluding deliveries in China, the Volkswagen Group sold 2,292,879 vehicles worldwide in the first half of 2005. We therefore increased deliveries to customers by 4.0% year-on-year. Including sales by our Chinese companies, the delivery volume grew by 1.7% to a total of 2,558,608 vehicles. Although our global deliveries to customers in the first quarter of 2005 were 1.9% below the previous year's level, they increased sharply in recent months in particular, enabling us to close Q2 with substantial growth of 5.0%. In 2005, the Volkswagen Group recorded its best June sales figures to date. Audi and the Commercial Vehicles business line achieved new delivery records in the first six months of the year.

An overview of deliveries to customers by market in the first half of the year, including the respective passenger car market share, is shown in the table below. The following sections describe the particular factors affecting each market.

DELIVERIES TO CUSTOMERS BY MARKET FROM JANUARY TO JUNE[1]

	Deliveries (units)		Change (%)	Share of passenger car market (%)	
	2005	2004		2005	2004
Europe/Remaining markets	**1,709,194**	**1,626,986**	**+5.1**		
Western Europe	**1,485,706**	**1,397,178**	**+6.3**	**18.0**	**17.5**
of which: Germany	504,157	460,014	+9.6	30.2	29.9
United Kingdom	184,089	177,342	+3.8	13.1	12.4
Spain	182,652	171,878	+6.3	21.1	20.8
Italy	133,948	132,669	+1.0	10.7	10.5
France	118,195	107,149	+10.3	10.0	9.6
Central and Eastern Europe	**165,861**	**163,887**	**+1.2**	**11.8**	**12.3**
of which: Czech Republic	41,447	41,265	+0.4	54.8	57.6
Poland	28,883	39,098	−26.1	20.1	19.4
Remaining markets	**57,627**	**65,921**	**−12.6**		
of which: Turkey	31,571	43,232	−27.0	9.6	13.0
North America	**240,711**	**280,304**	**−14.1**	**2.5**[2]	**3.0**[2]
of which: USA	136,403	165,203	−17.4	1.6[2]	2.0[2]
Mexico	86,897	96,458	−9.9	24.3	26.5
Canada	17,411	18,643	−6.6	3.9	4.2
South America/South Africa	**283,075**	**245,375**	**+15.4**	**18.7**	**19.3**
of which: Brazil	181,496	168,860	+7.5	24.2	24.0
Argentina	40,765	31,899	+27.8	28.2	30.8
South Africa	41,736	31,056	+34.4	20.4	20.3
Asia-Pacific	**325,628**	**363,246**	**−10.4**	**5.2**	**6.3**
of which: China[3]	265,729	310,307	−14.4	17.5	23.0
Japan	35,454	34,623	+2.4	28.6[4]	29.1[4]
Worldwide	**2,558,608**	**2,515,911**	**+1.7**	**8.8**	**9.1**
Volkswagen brand group	1,724,865	1,746,766	−1.3		
Audi brand group	638,096	620,845	+2.8		
Commercial Vehicles	195,647	148,300	+31.9		

[1] Deliveries and market shares for 2004 have been updated to reflect subsequent statistical trends.
[2] Overall US market, includes passenger cars and light trucks.
[3] Until 2004: deliveries to dealer organization.
[4] Refers to import market.

VOLKSWAGEN GROUP DELIVERIES BY MONTH
VEHICLES IN THOUSANDS



2005
2004
550
500
450
400
350
300
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

DELIVERIES IN EUROPE/REMAINING MARKETS

In the period under review, we delivered with 58.1% (55.5%) the largest proportion of our models to customers in Western Europe. Sales figures for the new Fox, Passat saloon, Audi A3 Sportback and Audi A4 models developed encouragingly, making a key contribution to sales growth in the Volkswagen Group. The Audi A6, Škoda Octavia, SEAT Altea and Caddy models also recorded strong growth, and demand for the Touareg and the Multivan/Transporter also increased. Our luxury brand Bentley again generated substantial sales growth of 42.8%. Our share of the passenger car market in Western Europe rose significantly to 18.0% (17.5%) due to the growth we achieved in deliveries to customers. This meant that, overall, we extended our leading position in this slightly declining market. The Golf remained the highest-selling automobile in the Western European market.

In recent months, the German passenger car market has seen tangible growth in demand for new models, resulting in a substantial increase in deliveries by the Volkswagen Group: the Škoda Octavia, Audi A3, Audi A6 and the Multivan/Transporter recorded double-digit growth rates compared with the first half of 2004. In addition to the Caddy and Touareg, our new Fox and Passat saloon models also achieved high growth rates in their sales figures. According to the registration statistics produced by the Kraftfahrtbundesamt (KBA – German Federal Motor Transport Authority) for June 2005, seven Group models are top of their respective segments: Fox, Polo, Golf, Audi A4, Audi A6, Touran and the Multivan/Transporter. The Golf continues to head the list of newly registered passenger cars in Germany. At the same time, we further extended our No. 1 position overall.

Development of passenger car demand in the individual markets of Central and Eastern Europe was extremely varied. While sales figures slumped in Poland, they rose slightly in the Czech Republic and Croatia. The Group recorded substantial growth in Romania and Russia. In particular, we delivered more Škoda Octavia, Caddy and Multivan/Transporter models overall to customers in Central and Eastern Europe.

In the Remaining markets, the decline in our sales figures particularly in Turkey – due to general economic developments – led to a decline in the delivery volume compared with the first half of 2004.

DELIVERIES IN NORTH AMERICA

In recent months, the passenger car market in the USA has been dominated by even greater sales incentives offered by domestic vehicle manufacturers. Competitive pressures again increased significantly due to massive discounts. The Volkswagen Group played a comparatively restrained part in conventional sales promotion activities. Together with the upcoming or recently completed model changes for the Passat and Jetta, this was reflected in a decline

in our delivery volume compared with the first six months of 2004. The new Jetta was received positively by the market and will be fully available with all engine and drivetrain variants in the second half of 2005. In the USA, we recorded growth in the premium vehicle classes with the Audi A6 and Audi A8 as well as with the Bentley Continental GT compared with the first half of 2004. Demand for the new Jetta and the Audi A6 in particular was stronger in the Canadian passenger car market in the first six months of 2005. In the period under review, we delivered more Fox, New Beetle and Multivan/ Transporter vehicles in particular in Mexico than in the first half of 2004.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

Demand for automobiles continued to develop dynamically in South America. In the Brazilian passenger car market, we recorded a sharp increase in sales of our Fox entry-level model, of which we delivered around 37,000 units to customers in the first half of 2005. This accounts for 20.4% of our total delivery volume in Brazil. Our delivery figures for this country also include light commercial vehicles, sales of which were down by 11.1% year-on-year. However, sales of heavy trucks that are also produced in Brazil (in the 7 to 45 tonnes weight classes and bus chassis) rose by 6.7%. The main reason for this was the sharp 9.6% increase in deliveries of heavy trucks to 12,536 vehicles; we remained the clear market leader in this segment in Brazil, with a share of more than 33%. In a declining market, however, sales of buses were below the previous year's level at 2,021 (2,214). Deliveries in Argentina's passenger car market, which continues to grow strongly, rose substantially. Demand for the Fox, Parati, Jetta and Golf models increased, enabling Volkswagen to remain No. 1 in this country's passenger car market. In addition, we delivered 1,302 trucks and buses here in the first six months of 2005.

The growth in South Africa's passenger car market continued. This was also reflected in deliveries of Group vehicles, which increased by more than a third year-on-year in the period from January to June 2005. The Golf, Caddy and Multivan/Transporter models recorded a disproportionately high increase. However, we also sold more Polo, Touran and Audi A4 vehicles in the period than in the first six months of 2004. Overall, the Volkswagen Group remained far and away the market leader with a share of 20.4% (20.3%).

DELIVERIES IN ASIA-PACIFIC

In the first half of 2005, we delivered fewer vehicles to customers in the Asia-Pacific region's passenger car markets than in the prior-year period. This is primarily due to the decline in our sales figures in the Chinese passenger car market as a result of fiercer competition. In June, however, we once again substantially lifted our sales in China year-on-year (+50.2%). Our broad range of products enabled us to maintain our leading position in this increasingly tough market. In Japan, we delivered more vehicles in the first half of the year, with sales of the Golf, Touran, Audi A3, Audi A6 and Bentley Continental GT increasing in particular.

We recorded growth in deliveries of the Golf and Škoda Octavia in particular in the other Asia-Pacific markets, such as Australia, Taiwan and India.

WORLDWIDE DEVELOPMENT OF INVENTORIES

As a result of seasonal factors, inventories held by Group companies and the dealership organization worldwide on June 30, 2005 were up compared with the end of 2004, but down year-on-year. This ensures that inventories remain at a level necessary to supply our customers.

UNIT SALES, PRODUCTION AND EMPLOYEES

In the period from January to June 2005, we sold 2,336,878 Group models worldwide to the dealership organization – excluding the unit sales figures of our Chinese companies. This corresponds to a 1.0% increase as against the previous year's volume. In contrast, unit sales by our joint ventures in China fell significantly in the period under review. Including these companies, the Volkswagen Group's global unit sales decreased by 3.9% to 2,543,221 vehicles, while the volume of vehicles sold abroad fell by 6.6% primarily due to the decline in China. At the same time unit sales in Germany rose by 8.8%, taking the share of total sales generated there to 19.9% (17.6%). The Commercial Vehicles business line again recorded remarkable unit sales growth of 17.1%.

Excluding the Chinese joint ventures, the Volkswagen Group increased its production in the first half of 2005 by 3.8% year-on-year to 2,417,828 vehicles. This growth relates in particular to the stronger demand for our new models in Europe, South America and South Africa. Including the vehicles manufactured in China, the Volkswagen Group's global production volume fell slightly by 1.3% to 2,634,367 vehicles. The share of vehicles manufactured in Germany rose to 36.8% (35.3%).

At 343,511 (+0.3%), the number of employees in the Volkswagen Group at June 30, 2005 was virtually on a par with the end of 2004. Additional staff were required in particular due to increased production at Volkswagen de Mexico and our South American companies, as well as to the expansion of our global financial services business. At the same time, we systematically implemented the staff reduction measures initiated under our ForMotion program. As a result the number of employees in Germany – in particular at Volkswagen AG – fell to 176,666 (–0.4%) compared with December 31, 2004; this meant that the share of total employees originating in Germany decreased to 51.4% (51.8%).

RISK ASSESSMENT

There were no significant changes to the risk situation compared with the presentation in the "Risk Report" chapter of the 2004 Annual Report.

NET ASSETS, FINANCIAL POSITION AND EARNINGS PERFORMANCE

ADOPTION OF REVISED AND NEW IASs/IFRSs

The International Accounting Standards Board (IASB) has adopted a series of revisions to existing International Accounting Standards (IASs) and has issued new International Financial Reporting Standards (IFRSs) which must be applied for fiscal years beginning on or after January 1, 2005. We already adopted several revised and new Standards in our 2004 consolidated financial statements prior to the effective date. Further details can be found in the "Figures – Data – Facts" section of the notes to the consolidated financial statements in the 2004 Annual Report. We implemented the remaining new Standards at the beginning of fiscal year 2005: primarily the revised IAS 32 and IAS 39 on the disclosure, presentation, recognition and measurement of financial instruments, as well as IFRS 2 "Share-based Payment" and IFRS 5 "Noncurrent Assets Held for Sale and Discontinued Operations".

AUTOMOTIVE DIVISION
BALANCE SHEET STRUCTURE

At the end of the first half of 2005, noncurrent assets in the Automotive Division were almost at the level recorded at December 31, 2004 (+0.1%). Current assets rose by 15.0%, due to growth in inventories caused by the product program and seasonal factors, as well as an increase in receivables and cash and cash equivalents.

In the Automotive Division, equity decreased by 1.7% as against December 31, 2004. Currency translation effects resulting from the translation of the financial statements of Group companies in North and South America in particular led to an increase in equity. However, this was more than offset primarily by the dividend paid for 2004, and the intra-Group capital increase at Volkswagen Financial Services AG. Noncurrent liabilities fell slightly by 0.9%. In contrast, we recorded a substantial (24.3%) increase in current liabilities as of June 30, 2005, in comparison with the year-end figure. This was largely due to the seasonal increase in trade payables, and the reclassification of noncurrent liabilities as current liabilities because of expiring maturities.

Overall, total assets in the Automotive Division rose by 6.7% compared with the year-end figure.

FINANCIAL SERVICES DIVISION
BALANCE SHEET STRUCTURE

Total assets in the Financial Services Division rose by 2.7% as of the end of the first half of 2005 as against December 31, 2004.

On the assets side of the balance sheet, additions to financial services receivables were the main reason for the increase in noncurrent assets of 5.5%. In contrast, current assets declined by 4.9% primarily due to the planned decrease in cash. Our interests in the following fully consolidated companies are held for sale: Europcar Interrent Lease S.r.L., Rome;

Europcar Renting, S.A., Madrid; and Unirent, S.A., Lisbon, including their respective subsidiaries. On June 30, 2005, the Financial Services Division accounted for approximately 47% of total Group assets.

At the end of the first half of 2005, equity in the Financial Services Division was up 14.6% on the end of the previous year. This was largely a result of the intra-Group capital increase at Volkswagen Financial Services AG, and the current profit. Non-current liabilities rose by 2.3%. Current liabilities in the Financial Services Division fell by 2.7% due to the separate reporting of liabilities associated with assets held for sale. Deposits at Volkswagen Bank *direct* amounted to €8.7 billion (+8.1%) at the end of the first half of the year.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT, AND CASH FLOW IN THE AUTOMOTIVE DIVISION

With the support of the ForMotion program, we continued to optimize investment in the Automotive Division in the first half of 2005. We were able to substantially reduce investments in property, plant and equipment year-on-year, by 23.0% to €1.9 billion, without affecting our products. The ratio of investments in property, plant and equipment to sales revenue (capex ratio) fell to 4.5% in the first six months of 2005, and was therefore significantly below the figure for the prior-year period (6.0%). We focused our investments on models that have been, or will be, introduced in the market this year or in 2006. These include the new Passat, derivatives of the Golf class such as the new Jetta and the new SEAT Leon, as well as models rounding off the Audi A4 product series.

Gross cash flow in the Automotive Division significantly improved in Q2 as against Q1 2005, and rose by 7.0% to €3.9 billion year-on-year in the period from January to June 2005. Funds tied up in working capital increased in the first half of 2005. The main reasons for this were the increase in inventories due to the product program and an increase in receivables. Funds tied up in working capital were down €239 million versus the end of Q1 2005. Although, at €3.3 billion, cash flows from operating activities were €431 million down on the figure for the prior-year period, we achieved a €388 million increase in net cash flow to €658 million, due to the reduction of investments in property, plant and equipment.

NET LIQUIDITY

The Automotive Division's net liquidity improved to €–1.1 billion on June 30, 2005 (end of June 2004: €–2.2 billion). After adjustment for the negative net liquidity of the financing and other companies, resulting in particular from intra-Group factoring, it increased substantially to €3.7 billion (€1.6 billion).

The high level of capital required in the Financial Services Division, a result of the continued growth of business activities, led to a €3.8 billion increase in the Division's negative net liquidity to €48.8 billion compared with year-end 2004.

The net liquidity of the Volkswagen Group on June 30, 2005 amounted to €–49.9 billion.

SALES REVENUE OF THE VOLKSWAGEN GROUP

The sales revenue of the Volkswagen Group increased by 1.9% year-on-year to €46.0 billion in the first six months of 2005. This increase was due on the one hand to the higher sales volume in the Automotive Division (excluding sales volumes at our Chinese joint venture companies). On the other hand, we recorded a strong rise in sales revenue in the Financial Services Division, which amounted to €4.6 billion, 9.3% up on the prior-year period. At €33.2 billion, the proportion of the Group's sales revenue generated outside Germany was 72.2% (73.0%).

EARNINGS DEVELOPMENT

Gross profit in the Volkswagen Group increased year-on-year by 3.9% to €6.1 billion in the first six months of 2005. Further cost savings achieved as part of our ForMotion program enabled us to slightly increase the Group's gross margin from 13.0% to 13.3%. The gross margin in the Financial Services Division rose by 2.5% to €1.3 billion. The Volkswagen Group's distribution expenses for the period from January to June 2005 amounted to €4.1 billion (+1.3%). Administrative expenses decreased by 1.9% to €1.2 billion. The increase in net other operating income to €522 million was largely due to higher income from the reversal of provisions no longer required, lower new allowances for doubtful accounts and the discontinuation of goodwill amortization. Overall, we generated operating profit of €1.4 billion in the Volkswagen Group from January to June 2005, an increase of 61.6% compared with the first half of 2004. At €–703 million, the financial result was considerably lower than the figure for the prior-year period. In the previous year, higher investment income from joint ventures included at equity in the consolidated financial statements and positive effects from the fair value remeasurement of assets and liabilities, as well as derivatives, largely offset the scheduled interest cost added back on discounted noncurrent provisions.

The decrease in the financial result meant that the improvement in the operating result was not reflected to the same extent in profit before tax. This amounted to €672 million in the Volkswagen Group in the first six months of 2005, up 5.2% year-on-year. After deducting income taxes, profit after tax amounted to €403 million in the first half of 2005 (+5.2%).

OPERATING PROFIT BEFORE SPECIAL ITEMS BY QUARTERS
VOLKSWAGEN GROUP IN € MILLION


1,000
800
600
400
200
0
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005

As expected, there was no significant improvement in the economic environment in the first six months of 2005. Although the German passenger car market developed better in the second quarter of 2005 than in the first three months, the overall situation in the most important automotive markets remained difficult. Despite the slight improvement in exchange rates for eurozone exporters in recent months, the global situation remains unfavorable for us.

In addition, we expect that competitive pressures will tend to increase and that the cost of raw materials – especially steel and plastics – will remain at high levels. Moreover, we believe that the high oil price and the consequent jump in fuel prices to new record highs will further dampen automotive consumer confidence.

We are expecting an improvement in our delivery figures for the US passenger car market on the back of the model changes for the Jetta and the Passat and the full availability of the Audi A4 and Audi A6 in the second half of the year. In Western Europe, we believe that with our updated model program featuring the new Passat, Golf Plus, Polo and Fox, we will build on the good sales development in recent months and further extend our market share. The market launches of the Passat Variant, Audi RS 4 and SEAT Leon in the second half of the year will also make a significant contribution to this growth. For the year as a whole, we are therefore confident that deliveries to customers will exceed the previous year's volume.

We are systematically continuing the Group-wide ForMotion program and will achieve our goal of a €3.1 billion earnings contribution in 2005. In this context, we have initiated measures to restore our competitive position and return to profitability in the USA. In addition, we will restructure our business in China.

For this reason, we continue to expect a year-on-year improvement in both 2005 operating profit after special items and profit before tax.

This report contains forward-looking statements on the business development of the Volkswagen Group. These statements are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive industry, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast.

Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe (and especially Germany) or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of a significant shift in current exchange rates relative to the US dollar, sterling and the yen.

SALES REVENUE AND OPERATING RESULT BY BUSINESS LINE

The Volkswagen Group's sales revenue of €46.0 billion in the first half of 2005 was up 1.9% year-on-year. The main reasons for this increase were the higher unit sales figures in particular at Audi and in the Commercial Vehicles business line. The Financial Services Division also contributed to the Group's positive development with an increase in sales revenue.

The Volkswagen Group's operating result recorded an improvement of 61.6% year-on-year, to €1.4 billion. This is largely a result of the optimized cost structures in the Automotive Division, due to the ForMotion measures that took effect in 2005, as well as of positive factors in net other operating income.

The Volkswagen brand group achieved an operating profit of €169 million in the period from January to June 2005, after a negative Q1. This was €136 million above the result for the first half of 2004. We were not quite able to match the previous year's sales volume because the new Golf Plus, Jetta and Passat models were not fully available in the first six months, and because the competitive situation in China continued to get tougher. However, the ForMotion measures already implemented led to clear improvements in earnings.

VOLKSWAGEN GROUP

Division/Segment	**Automotive Division**				**Financial Services Division**	
Business Line	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar**
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

In the first six months of the current fiscal year, the Audi brand group generated a 19.5% higher operating result than in the prior-year period, at €657 million. The increase was primarily due to systematic cost structure optimization. The drop in unit sales was a result of lower sales of SEAT vehicles, which could not be fully compensated by the healthy sales figures for Audi models.

The upward trend in the commercial vehicles business continued in the first half of 2005. In the period under review, the Commercial Vehicles business line again achieved a positive operating result, at €10 million, which was substantially above the figure for the prior-year period (€–134 million). This was primarily a result of the significant growth in volume of the new Multivan/Transporter and Caddy models, as well as of improved cost structures. However, the operating result was impacted by lower margins from a change in the vehicle mix and the continuing high depreciation resulting from the renewal of the product range.

In the first six months of 2005, the operating profit in the Financial Services Division was almost on a level with the prior-year figure at €504 million (€510 million), and accounted for a large proportion of the Volkswagen Group's operating profit.

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO JUNE 30

	Vehicle sales[1]		Sales revenue		Operating result	
'000 vehicles/ € million	2005	2004	2005	2004[2]	2005	2004
Volkswagen brand group	1,738	1,851	23,722	24,521	169	33
Audi brand group	612	629	14,112	13,501	657	550
Commercial Vehicles	193	165	3,460	2,811	10	–134
Remaining companies[3]			141	133	35	20
Financial Services/Europcar			4,581	4,192	504	510
Business lines before special items	2,543	2,646	46,016	45,158	1,375	979
Special items						–128
Volkswagen Group	**2,543**	**2,646**	**46,016**	**45,158**	**1,375**	**851**

[1] All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.
[2] Restated.
[3] Primarily AutoVision GmbH, Coordination Center Volkswagen SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group, Volkswagen Beteiligungs-Gesellschaft mbH (including VW Versicherungsvermittlungs-GmbH in the previous year).

SALES REVENUE AND OPERATING RESULT BY MARKET

In the first half of 2005, the Volkswagen Group generated sales revenue in Europe/Remaining markets of €34.6 billion – up 5.9% year-on-year. The improvement was largely due to the higher sales volume in Q2. The success of the ForMotion program and the trend towards higher-value vehicles had a positive effect on the operating profit. This clearly increased in the first half of the year by €639 million year-on-year to €1.9 billion.

In North America, the Volkswagen Group's sales revenue of €6.0 billion was down 11.1% year-on-year. The decline was primarily due to lower unit sales because of model changes for the Jetta and Passat – especially in the USA. Unfavorable exchange rate movements and high sales promotion costs also impacted the operating loss of €596 million (loss of €503 million).

In the period under review, we increased our sales revenue in South America/South Africa by 20.8% to €3.0 billion. This increase was a result of the higher unit sales, a large proportion of which was due to the market success of the Fox in South America. The positive market development also continued in South Africa in the first half of the year. In total, our operating profit in South America/South Africa reached €94 million, an increase of €118 million over the previous year's operating loss.

From January to June 2005, sales revenue in the Asia-Pacific region fell by 25.6% year-on-year to €2.4 billion. The operating result fell to €–61 million (€207 million). This was due in particular to the negative impact of lower deliveries by Group companies to our Chinese joint ventures and ongoing unfavorable exchange rates.

KEY FIGURES BY MARKET FROM JANUARY 1 TO JUNE 30

€ million	Sales revenue		Operating result	
	2005	2004[1]	2005	2004
Europe/Remaining markets	34,562	32,644	1,938	1,299
North America	5,987	6,732	–596	–503
South America/South Africa	3,035	2,513	94	–24
Asia-Pacific[2]	2,432	3,269	–61	207
Markets before special items	46,016	45,158	1,375	979
Special items				–128
Volkswagen Group[2]	**46,016**	**45,158**	**1,375**	**851**

[1] Restated.
[2] The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific market. The Chinese companies are consolidated using the equity method, and recorded an operating result (proportional) of €–23 million (€251 million).

FINANCIAL SERVICES DIVISION

The Financial Services Division's growth continued in the period under review. As a further step towards becoming a global mobility services provider, we initiated the planned sale of Europcar Fleet Services' foreign companies by Volkswagen Financial Services AG to LeasePlan Corporation N.V. This will enable us to transfer our multi-brand activities in our fleet customers/fleet business centrally to LeasePlan and create the conditions necessary to leverage the growth potential of our fleet management business even more strongly. The sale is subject to the approval of the antitrust authorities and is scheduled to be completed in the third quarter of 2005.

At around 1 million, the number of new contracts in the financing, leasing and insurance businesses remained on a par with the first half of 2004. As of June 30, 2005, the number of contracts therefore rose year-on-year by 1.2% in the Customer Financing/ Leasing area and by 0.9% in the Service/Insurance area, to a total of 5.85 million. The share of vehicles leased or financed as a proportion of total deliveries in the Volkswagen Group with unchanged credit eligibility criteria was 30.7%. Receivables relating to dealer financing increased by 11.4 % compared with December 31, 2004. In addition, the number of vehicles managed by the Financial Services Division rose to around 232,000 as of June 30, 2005, 1.7% more than at the end of 2004. Deposits at Volkswagen Bank *direct* amounted to €8.7 billion (+8.1%) at the end of the first half of 2005. The number of accounts managed by Volkswagen Bank *direct* rose to around 850,300 in the first six months of 2005, with demand being particularly strong for its call money and savings accounts options. Following the expansion of the Division's business activities, the number of employees in Financial Services increased by 3.2% as against December 31, 2004 to 13,173 by the end of Q2 2005.

In the first half of 2005, the total number of contracts recorded by the fleet management business of our LeasePlan joint venture was up significantly compared with the end of 2004.

The Europcar group continued to grow its vehicle rental business in the first six months of 2005, thus further strengthening its leading position in Europe despite difficult conditions. The number of rental days in H1 2005 rose by 9.0% year-on-year. This was boosted primarily by a systematic focus on customer needs and the quality strategy implemented by the group. Europcar will further step up its activities in the tourism, scheduled airline and corporate business sectors.

INCOME STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO JUNE 30

€ million	Volkswagen Group		Automotive[1]		Financial Services	
	2005	2004[2]	2005	2004[2]	2005	2004[2]
Sales revenue	**46,016**	**45,158**	**41,435**	**40,966**	**4,581**	**4,192**
Cost of sales	39,906	39,278	36,673	36,401	3,233	2,877
Gross profit	**6,110**	**5,880**	**4,762**	**4,565**	**1,348**	**1,315**
Distribution expenses	4,085	4,032	3,755	3,711	330	321
Administrative expenses	1,172	1,195	838	857	334	338
Other operating income/expense	522	198	702	344	−180	−146
Operating profit	**1,375**	**851**	**871**	**341**	**504**	**510**
Financial result	−703	−212	−735	−224	32	12
Profit before tax	**672**	**639**	**136**	**117**	**536**	**522**
Income tax expense	269	256	92	88	177	168
Profit after tax	**403**	**383**	**44**	**29**	**359**	**354**
Earnings per ordinary share (€)	**1.00**	**0.94**				
Diluted earnings per ordinary share (€)	**1.00**	**0.94**				
Earnings per preferred share (€)	**1.06**	**1.00**				
Diluted earnings per preferred share (€)	**1.06**	**1.00**				

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM APRIL 1 TO JUNE 30

€ million	Volkswagen Group		Automotive[1]		Financial Services	
	2005	2004[2]	2005	2004[2]	2005	2004[2]
Sales revenue	**24,896**	**23,509**	**22,493**	**21,362**	**2,403**	**2,147**
Cost of sales	21,465	20,355	19,758	18,867	1,707	1,488
Gross profit	**3,431**	**3,154**	**2,735**	**2,495**	**696**	**659**
Distribution expenses	2,161	2,101	1,989	1,932	172	169
Administrative expenses	587	613	422	442	165	171
Other operating income/expense	228	82	313	122	−85	−40
Operating profit	**911**	**522**	**637**	**243**	**274**	**279**
Financial result	−360	73	−355	12	−5	61
Profit before tax	**551**	**595**	**282**	**255**	**269**	**340**
Income tax expense	218	238	131	144	87	94
Profit after tax	**333**	**357**	**151**	**111**	**182**	**246**
Earnings per ordinary share (€)	**0.85**	**0.92**				
Diluted earnings per ordinary share (€)	**0.85**	**0.92**				
Earnings per preferred share (€)	**0.85**	**0.89**				
Diluted earnings per preferred share (€)	**0.85**	**0.89**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.

BALANCE SHEET OF THE VOLKSWAGEN GROUP (CONDENSED)

BALANCE SHEET BY DIVISION AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

€ million	Volkswagen Group		Automotive[1]		Financial Services	
	2005	2004	2005	2004	2005	2004
Assets						
Noncurrent assets	**73,567**	**71,581**	**36,786**	**36,731**	**36,781**	**34,850**
Intangible assets	7,689	7,490	7,580	7,376	109	114
Property, plant and equipment	23,378	23,795	23,097	23,523	281	272
Leasing and rental assets	8,941	8,484	61	58	8,880	8,426
Financial services receivables	24,244	22,762	260	243	23,984	22,519
Noncurrent investments and other financial assets[2]	9,315	9,050	5,788	5,531	3,527	3,519
Current assets	**58,421**	**55,391**	**33,187**	**28,863**	**25,234**	**26,528**
Inventories	12,990	11,440	12,912	11,346	78	94
Financial services reveivables	22,191	21,109	177	142	22,014	20,967
Receivables and other financial assets	11,124	9,688	8,938	7,787	2,186	1,901
Marketable securities	3,013	2,933	2,939	2,879	74	54
Cash and cash equivalents	9,103	10,221	8,221	6,709	882	3,512
Noncurrent assets held for sale	**1,050**	–	–	–	**1,050**	–
Total assets	**133,038**	**126,972**	**69,973**	**65,594**	**63,065**	**61,378**
Equity and Liabilities						
Equity	**24,442**	**23,957**	**18,217**	**18,526**	**6,225**	**5,431**
Equity attributable to shareholders of Volkswagen AG	24,359	23,865	18,137	18,434	6,222	5,431
Minority interests	83	92	80	92	3	–
Noncurrent liabilities	**54,729**	**54,346**	**26,495**	**26,746**	**28,234**	**27,600**
Noncurrent financial liabilities	32,160	32,198	6,526	7,349	25,634	24,849
Provisions for pensions	11,034	10,930	10,905	10,806	129	124
Other liabilities[2]	11,535	11,218	9,064	8,591	2,471	2,627
Current liabilities	**52,851**	**48,669**	**25,261**	**20,322**	**27,590**	**28,347**
Current financial liabilities	30,429	28,885	5,881	4,122	24,548	24,763
Trade payables	9,029	7,434	7,528	6,218	1,501	1,216
Other liabilities	13,393	12,350	11,852	9,982	1,541	2,368
Liabilities associated with noncurrent assets held for sale	**1,016**	–	–	–	**1,016**	–
Total equity and liabilities	**133,038**	**126,972**	**69,973**	**65,594**	**63,065**	**61,378**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Including deferred taxes.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP FOR THE PERIOD FROM JANUARY 1 TO JUNE 30

€ million	Subscribed capital	Capital-reserves	Retained earnings				Equity attributable to share-holders of VW AG	Minority interests	Total equity
			Accumu-lated profit	Currency translation reserve	Reserve for cash flow hedges	Fair value remeasure-ment reserve			
Balance before restatement at Jan. 1, 2004	**1,089**	**4,451**	**21,062**	**−2,212**	**40**	**–**	**24,430**	**104**	**24,534**
Change in accounting policies IAS 38	–	–	−671	–	–	–	−671	–	−671
Balance after restatement at Jan. 1, 2004	**1,089**	**4,451**	**20,391**	**−2,212**	**40**	**–**	**23,759**	**104**	**23,863**
Capital increase	–	–	–	–	–	–	–	–	–
Dividend payment	–	–	−409	–	–	–	−409	−34	−443
Exchange differences	–	–	–	169	−1	–	168	–	168
Financial instruments	–	–	–	–	26	–	26	–	26
Profit 2004	–	–	366	–	–	–	366	17	383
Other changes	–	–	60	–	–	–	60	−2	58
Balance after restatement at June 30, 2004	**1,089**	**4,451**	**20,408**	**−2,043**	**65**	**–**	**23,970**	**85**	**24,055**
Balance at Jan. 1, 2005	**1,089**	**4,451**	**20,642**	**−2,401**	**84**	**–**	**23,865**	**92**	**23,957**
Capital increase	–	–	–	–	–	–	–	–	–
Dividend payment	–	–	−409	–	–	–	−409	−27	−436
Exchange differences	–	–	–	753	–	–	753	1	754
Financial instruments	–	–	–	–	−220	85	−135	–	−135
Profit 2005	–	–	389	–	–	–	389	14	403
Other changes	–	–	−104	–	–	–	−104	3	−101
Balance at June 30, 2005	**1,089**	**4,451**	**20,518**	**−1,648**	**−136**	**85**	**24,359**	**83**	**24,442**

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO JUNE 30

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2005	2004	2005	2004	2005	2004
Profit before tax	672	639	136	117	536	522
Income taxes paid	-235	-212	-132	-92	-103	-120
Depreciation and amortization expense	4,083	4,121	3,310	3,286	773	835
Change in pension provisions	90	150	85	145	5	5
Other noncash income/expense[2]	528	54	475	164	53	-110
Gross cash flow	**5,138**	**4,752**	**3,874**	**3,620**	**1,264**	**1,132**
Change in working capital	**-692**	**389**	**-540**	**145**	**-152**	**244**
Change in inventories	-1,154	-631	-1,170	-657	16	26
Change in receivables	-1,613	-1,079	-1,490	-1,210	-123	131
Change in liabilities	1,860	1,720	1,903	1,637	-43	83
Change in other provisions	215	379	217	375	-2	4
Cash flows from operating activities	**4,446**	**5,141**	**3,334[3]**	**3,765[3]**	**1,112**	**1,376**
Cash flows from investing activities	**-5,155**	**-6,630**	**-2,676**	**-3,495**	**-2,479**	**-3,135**
of which: acquisition of property, plant and equipment	-1,929	-2,493	-1,879	-2,439	-50	-54
capitalized development costs	-757	-926	-757	-926	–	–
change in leasing and rental assets (excluding depreciation)	-1,279	-1,052	-17	-8	-1,262	-1,044
change in financial services receivables	-1,185	-2,077	-19	-9	-1,166	-2,068
Net cash flow	**-709**	**-1,489**	**658**	**270**	**-1,367**	**-1,759**
Change in investments in securities	52	101	54	210	-2	-109
Cash flows from financing activities	-462	2,207	770	834	-1,232	1,373
Change in cash and cash equivalents due to exchange rate changes and to changes in the scope of consolidation	1	37	29	36	-28	1
Net change in cash and cash equivalents	**-1,118**	**856**	**1,511**	**1,350**	**-2,629**	**-494**
Cash and cash equivalents at June 30[4]	**9,103**	**8,392**	**8,221**	**8,030**	**882**	**362**
Securities and loans	4,392	3,983	3,061	3,236	1,331	747
Gross liquidity	**13,495**	**12,375**	**11,282**	**11,266**	**2,213**	**1,109**
Total third-party borrowings	-63,400	-58,599	-12,407	-13,450	-50,993	-45,149
Net liquidity at June 30	**-49,905**	**-46,224**	**-1,125**	**-2,184**	**-48,780**	**-44,040**
For information purposes: at Jan. 1	-46,750	-43,670	-1,734	-2,169	-45,016	-41,501
Adjustment for the negative net liquidity of financing and other companies			4,806	3,823		
Net liquidity in the core automotive business at June 30			**3,681**	**1,639**		

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Relate mainly to fair value measurement of financial instruments and application of the equity method.
[3] Before consolidation of intra-Group transactions €3,788million (€4,063 million).
[4] Cash and cash equivalents comprise bank balances, checks, cash-in-hand and call deposits.

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

Volkswagen AG has prepared its consolidated financial statements for fiscal year 2004 in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). This Interim Report for the period ended June 30, 2005 was therefore also prepared in accordance with IAS 34.

The accompanying consolidated interim financial statements were not reviewed by auditors.

ACCOUNTING POLICIES

The same consolidation methods and accounting policies were applied to the preparation of the interim financial statements and the presentation of the prior-year comparatives as for the 2004 consolidated financial statements. A detailed description of the methods applied is published in the "Figures – Data – Facts" section of the notes to the consolidated financial statements in the 2004 Annual Report. This can also be accessed on the Internet at www.volkswagen-ir.de.
A number of revised or newly issued IFRSs had to be adopted as of January 1, 2005; we already implemented some of these in advance in our 2004 annual financial statements. In the period from January to June 2005, we have also applied in particular the revised IAS 32 and IAS 39 on the disclosure, presentation, recognition and measurement of financial instruments, as well as IFRS 2 "Share-based Payment" and IFRS 5 "Noncurrent Assets Held for Sale and Discontinued Operations".

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, the consolidated financial statements comprise all significant companies in Germany and abroad at which Volkswagen AG is able, directly or indirectly, to govern the financial and operating policies in such a way that the companies of the Group obtain benefits from the activities of these subsidiaries. There were no material changes in the consolidated Group structure in the first half of 2005.

SIGNIFICANT DISCLOSURES

> 1 SALES REVENUE

STRUCTURE OF GROUP SALES REVENUE

€ million	2005	Q1–2 2004*
Vehicles	35,889	34,381
Genuine parts	2,830	3,038
Other sales revenue	3,170	3,920
Rental and leasing business	2,687	2,463
Interest and similar income	1,440	1,356
	46,016	**45,158**

* Restated.

> 2 COST OF SALES

Cost of sales includes interest expenses of €870 million (€737 million) attributable to the financial services business.

> 3 RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

In the first six months of the year, research and development costs increased by 5.6% year-on-year. The capitalization ratio fell to 37.9% (45.2%).

€ million	2005	Q1–2 2004	%
Total research and development costs	1,996	2,048	–2.5
of which capitalized	757	926	–18.3
Capitalization ratio in %	37.9	45.2	
Amortization of capitalized development costs	646	663	–2.6
Research and development costs recognized in the income statement	**1,885**	**1,785**	**+5.6**

> 4 EARNINGS PER SHARE

Undiluted earnings per share are calculated by dividing profit attributable to shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares outstanding during the reporting period. Earnings per share are diluted by "potential shares". These include stock options, although these are only dilutive if they result in the issuance of shares at a value below the average market price of the shares. There were no dilutive effects in the period because the average price of Volkswagen ordinary shares had fallen below the conversion price for exercise of the options.

			Q2			Q1–2
			2005	2004	2005	2004
Weighted average number of shares outstanding						
ordinary shares:	basic	million	278.6	278.6	278.6	278.6
	diluted	million	278.6	278.6	278.6	278.6
preferred shares:	basic	million	105.2	105.2	105.2	105.2
	diluted	million	105.2	105.2	105.2	105.2
Profit after tax		€ million	333	357	403	383
Minority interests		€ million	8	9	14	16
Profit attributable to shareholders of Volkswagen AG		€ million	325	348	389	367
Earnings per share						
ordinary share:	basic	€	0.85	0.92	1.00	0.94
	diluted	€	0.85	0.92	1.00	0.94
preferred share:	basic	€	0.85	0.89	1.06	1.00
	diluted	€	0.85	0.89	1.06	1.00

> 5 NONCURRENT ASSETS

CHANGES IN SELECTED NONCURRENT ASSETS BETWEEN JANUARY 1 AND JUNE 30, 2005

€ million	Carrying amount at Jan. 1, 2005	Additions	Disposals/ Other changes	Depreciation	Carrying amount at June 30, 2005
Intangible assets	7,490	804	114	719	**7,689**
Property, plant and equipment	23,795	1,894	304	2,615	**23,378**
Leasing and rental assets	8,484	3,628	–2,424	747	**8,941**

> 6 INVENTORIES

€ million	June 30, 2005	Dec. 31, 2004
Raw materials, consumables and supplies	2,205	1,943
Work in progress	1,375	1,289
Finished goods and purchased merchandise	9,382	8,177
Payments on account	28	31
	12,990	**11,440**

> 7 CURRENT RECEIVABLES AND OTHER FINANCIAL ASSETS

€ million	June 30, 2005	Dec. 31, 2004
Trade receivables	6,191	5,357
Miscellaneous other receivables and financial assets	4,933	4,331
	11,124	**9,688**

> 8 NONCURRENT FINANCIAL LIABILITIES

€ million	June 30, 2005	Dec. 31, 2004
Bonds, commercial paper and notes	25,899	26,466
Liabilities to banks	3,183	2,979
Deposits from direct banking business	1,178	1,094
Other financial liabilities	1,900	1,659
	32,160	**32,198**

> 9 CURRENT FINANCIAL LIABILITIES

€ million	June 30, 2005	Dec. 31, 2004
Bonds, commercial paper and notes	15,848	15,230
Liabilities to banks	5,688	5,423
Deposits from direct banking business	7,489	6,923
Other financial liabilities	1,404	1,309
	30,429	**28,885**

> 10 CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, checks, cash-in-hand and call deposits. The net liquidity is presented on page 13 of this report.

GERMAN CORPORATE GOVERNANCE CODE

The current declarations in accordance with section 161 of the Aktiengesetz (AktG – German Stock Corporation Act) on the German Corporate Governance Code by the Board of Management and Supervisory Board of Volkswagen AG dated November 12, 2004, as well as those by the Board of Management and Supervisory Board of Audi AG dated December 6, 2004, are available on the Internet at www.volkswagen-ir.de and www.audi.de respectively.

STOCK OPTION PLAN

With the consent of the Supervisory Board, the Board of Management resolved to again issue stock options this year. This seventh tranche of the Volkswagen AG stock option plan launched in 1999 was offered to eligible employees covered by collective wage agreements, as well as to management and the Board of Management. The subscription period ran from June 1 to July 8, 2005. After a two-year lock-up period expires, i.e. with effect from July 9, 2007, the initial conversion price will be €41.79 per ordinary share. This will increase by 5 percentage points when each of the interim reports from January to September are published to a maximum of €47.49. The term of the seventh tranche will end on July 8, 2010.

SYNDICATED LOAN FACILITY

To secure our financial flexibility, we signed a new syndicated loan facility totaling €12.5 billion with an international syndicate of banks in June 2005. The facility has a five-year term with a one-year extension option in each of the first two years. This new credit line replaced two loan facilities worth a total of €16 billion, which would have been due in 2005 and 2007.

SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

There were no significant events after the end of the first half of 2005.

Wolfsburg, July 2005

Volkswagen Aktiengesellschaft
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Financial Calendar

>> **JULY 29, 2005**
Interim Report January to June

>> **NOVEMBER 3, 2005**
Interim Report January to September

>> **MARCH 7, 2006**
Annual Press Conference/
Publication of the 2005 Annual Report

>> **MARCH 8, 2006**
International Investor Conference

>> **MAY 3, 2006**
Annual General Meeting
(Congress Centrum Hamburg)

The Interim Report is also available on the Internet, in German and English, at: www.volkswagen-ir.de

Audi A8 4.2 TDI quattro: Fuel consumption in l/100 km: urban 13.3 to 13.5; extra-urban 7.2 to 7.3; combined: 9.4 to 9.6; CO_2 emissions in g/km: 253 to 258.